UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Coldwater Creek Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

193068202
(CUSIP Number)

April 10, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]           Rule 13d-1(b)

 [x]           Rule 13d-1(c)

 [  ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Berylson Capital Partners, LLC Berlyson Master Fund, LP James Berylson
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Berylson Capital Partners, LLC – Delaware Berlyson Master Fund, LP - Cayman Islands James Berylson - United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Berylson Capital Partners, LLC – 0 shares Berlyson Master Fund, LP - 0 shares James Berylson - 0 shares
6 Shared Voting Power Berylson Capital Partners, LLC – 1,527,928 shares Berlyson Master Fund, LP - 1,527,928 shares James Berylson – 1,527,928 shares Refer to Item 4 below.
7 Sole Dispositive Power Berylson Capital Partners, LLC – 0 shares Berlyson Master Fund, LP - 0 shares James Berylson - 0 shares
8 Shared Dispositive Power Berylson Capital Partners, LLC – 1,527,928 shares Berlyson Master Fund, LP - 1,527,928 shares James Berylson – 1,527,928 shares Refer to Item 4 below.
9
Aggregate Amount Beneficially Owned by Each Reporting Person

Berylson Capital Partners, LLC – 1,527,928 shares
Berlyson Master Fund, LP - 1,527,928 shares
James Berylson – 1,527,928 shares

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) Berylson Capital Partners, LLC – 5.0% Berylson Master Fund, LP - 5.0% James Berylson – 5.0% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Berylson Capital Partners, LLC – OO (Limited Liability Company) Berylson Master Fund, LP - PN (Limited Partnership) James Berylson – IN

SCHEDULE 13G

Item 1

(a)	Name of Issuer
Coldwater Creek Inc.
(b)	Address of Issuer’s Principal Executive Offices
One Coldwater Creek Drive, Sandpoint, Idaho 83864

Item 2

(a)	Name of Person Filing
Berylson Capital Partners, LLC Berlyson Master Fund, LP James Berylson
(b)	Address of Principal Business Office or, if none, Residence
Berylson Capital Partners, LLC Berlyson Master Fund, LP James Berylson c/o Berylson Capital Partners, LLC 33 Arch Street, Suite 3100 Boston, MA 02110
(c)	Citizenship
Berylson Capital Partners, LLC - Delaware Berlyson Master Fund, LP - Cayman Islands James Berylson - United States
(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
193068202

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

       If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned**
Berylson Capital Partners, LLC – 1,527,928 shares Berylson Master Fund, LP - 1,527,928 shares James Berylson – 1,527,928 shares

Item 4(b)	Percent of Class
Berylson Capital Partners, LLC – 5.0% Berylson Master Fund, LP - 5.0% James Berylson – 5.0%

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:
(i)	Berylson Capital Partners, LLC – 0 shares Berylson Master Fund, LP - 0 shares James Berylson - 0 shares
(ii)	shared power to vote or to direct the vote
Berylson Capital Partners, LLC – 1,527,928 shares Berylson Master Fund, LP - 1,527,928 shares James Berylson – 1,527,928 shares
(iii)	sole power to dispose or to direct the disposition of
Berylson Capital Partners, LLC – 0 shares Berylson Master Fund, LP - 0 shares James Berylson - 0 shares
(iv)	shared power to dispose or to direct the disposition of
Berylson Capital Partners, LLC – 1,527,928 shares Berylson Master Fund, LP - 1,527,928 shares James Berylson – 1,527,928 shares

** Shares reported herein for Berylson Master Fund, LP (the “Fund”) represent shares held of record by the Fund.  Shares reported herein for Berylson Capital Partners, LLC (“Berylson Capital”) represent the above referenced shares reported for the Fund, for which Berylson Capital serves as the investment manager.  Shares reported herein for Mr. Berylson represent the above-referenced Shares reported for the Fund and Berylson Capital. James Berylson is the sole owner and managing member of Berylson Capital.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8	Identification and Classification of Members of the Group
Not applicable.
Item 9	Notice of Dissolution of Group
Not applicable.
Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2013

BERYLSON MASTER FUND, LP
By: Berylson Capital Partners GP, LLC,
its general partner

By: /s/ James Berylson
James Berylson, Managing Member

BERYLSON CAPITAL PARTNERS, LLC

By: /s/ James Berylson
James Berylson, Managing Member

JAMES BERYLSON

By: /s/ James Berylson
James Berylson, individually